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                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-86972

                          [Specialty Trust, Letterhead]


Secured Investment Notes
October 20, 2004 offers:

Term              Rate
1 year            5.50%
1 -1/2 years      6.00%
2 years           6.25%
4 years           7.00%
5 years           7.25%

Our Secured Investment Notes range from 2 months up to 5 year terms and are priced by us each month to achieve for investors higher yields than bank CDs with similar terms or bank money market accounts in our market area.

o Notes are issued the 20th of every month in a limited supply with a minimum investment of $25,000.

o Specialty Trust Collateralized Investment Notes are primarily collateralized by mortgage loans with a principal balance of 150% of secured notes. The collateral is held by an independent, third party trustee, Deutsche Bank National Company, one of Wall Street's most respected institutions.

o Accrued interest on the Notes shall be computed on the basis of a 360-day year consisting of twelve 30-day months.

Contact:
Stacy Asteriadis
1-877-826-0809
1-775-823-2060
stacy@specialtyfi.com

The prospectus dated August 16, 2004 should be read in its entirety by anyone considering an investment in the Collateralized Investment Notes being offered by Specialty Trust, Inc.

Consider carefully the risk factors beginning on page 12 of the prospectus.
The investments referred to above are not insured or guaranteed by any governmental agency. Offers of these Notes are made by prospectus. Neither the Securities and Exchange Commission nor any state securities commission has approved or disproved these securities or determined if the prospectus or prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense. Available to residents of Nevada, California, and Colorado.

Supplement dated September 23, 2004 to the Prospectus dated August 16, 2004